Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 2, dated April 27, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App LLC - 6386 Forester Way Lithonia GA LLC

●	Landa App LLC - 3603 Manhattan Drive Decatur GA LLC

●	Landa App LLC - 773 Villa Way Jonesboro GA LLC

●	Landa App LLC - 6138 Wheat Street NE Covington GA LLC

●	Landa App LLC - 255 Countryside Lane Covington GA LLC

●	Landa App LLC - 140 High Ridge Road Covington GA LLC

●	Landa App LLC - 268 Brookview Drive Riverdale GA LLC

●	Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Issuance of Notes

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa App LLC - 6386 Forester Way Lithonia GA LLC	$7,956.57	4.50%	04/24/2023	04/24/2028
Landa App LLC - 6386 Forester Way Lithonia GA LLC	$20,000.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC	$8,780.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 773 Villa Way Jonesboro GA LLC	$6,240.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 6138 Wheat Street NE Covington GA LLC	$4,050.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 255 Countryside Lane Covington GA LLC	$5,725.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 140 High Ridge Road Covington GA LLC	$2,405.00	4.50%	04/24/2023	04/24/2028
Landa App LLC - 268 Brookview Drive Riverdale GA LLC	$3,114.00	4.50%	04/20/2023	04/20/2028
Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC	$1,555.00	4.50%	04/25/2023	04/25/2028

The foregoing is a summary of the terms of the applicable Loan Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on April 27, 2023, which can be found here.